SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM 11-K

(Mark One)

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2011

OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from to

Commission File Number 001-35228

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN

(Formerly the ITT Salaried Investment and Savings Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EXELIS INC

1650 TYSONS BOULEVARD, SUITE 1700, MCLEAN, VA 22102

EXPLANATORY NOTE

Refiling consent to update report reference date to June 21, 2012, date the 11K and consent were filed.

These financial statements have been prepared from the Exelis Salaried Investment and Savings Plan’s books and records after making all necessary adjustments thereto, and they represent the final statements for the period ended December 31, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN

(Formerly the ITT Salaried Investment and Savings Plan)

BY:	/s/ William Bonk
William Bonk
Plan Administrator
Director Global Benefits, Human Resources

June 21, 2012

(Date)